EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Three months ended
March 31, 2009
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$46,816
Add: Interest expense	37,210
Depreciation expense on cap’d interest	310
Amortization of deferred financing costs	1,219

Earnings before fixed charges	$85,555

Fixed charges:
Interest expense	$37,210
Amortization of deferred financing charges	1,219
Capitalized interest	3,028

Fixed charges	41,457

Preferred share distributions	—
Preferred unit distributions	5,253

Combined fixed charges	$46,710

Ratio of earnings to fixed charges	2.06

Ratio of earnings to combined fixed charges	1.83